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                                                                EXHIBIT 99(a)(1)


                       MCNEIL REAL ESTATE FUND XXVI, L.P.

                                                                 October 4, 1996


Dear Unitholder:

If you have not already, you will soon be receiving materials describing an unsolicited offer by Carl C. Icahn and his affiliate, High River Limited Partnership, to purchase your units of McNeil Real Estate Fund XXVI, L.P. (the "Partnership") at a price that is inadequate and not in the best interests of either the Partnership or Unitholders.

IMPORTANT: Mr. Icahn's offer price is actually approximately $0.092 per Unit, not $0.096 per Unit as misleadingly stated in his offer to purchase, because pursuant to the terms of his offer the purchase price is to be reduced by $0.004 per Unit which, as Mr. Icahn well knows, was distributed to all Unitholders (including Mr. Icahn) on August 30, 1996.

WHY DOES A SOPHISTICATED INVESTOR LIKE MR. ICAHN WANT TO PURCHASE YOUR UNITS FOR APPROXIMATELY $0.092? THE ANSWER IS RELATIVELY SIMPLE: HE WANTS TO PROFIT SIGNIFICANTLY FROM HIS OWNERSHIP OF YOUR UNITS. AS DISCUSSED BELOW, AN INDEPENDENT ESTIMATE OF THE LIQUIDATION VALUE OF YOUR UNITS IS BETWEEN $.236 AND $.243 PER UNIT. FURTHER, AS DISCUSSED BELOW, THE PARTNERSHIP WILL COMMENCE AN ORDERLY LIQUIDATION AND ANTICIPATES COMPLETING THAT LIQUIDATION BY DECEMBER 1998, DURING WHICH TIME UNITHOLDERS WILL RECEIVE CASH DISTRIBUTIONS FROM THE PROCEEDS OF SALES.

Last year Mr. Icahn and his affiliates commenced unsolicited tender offers for up to 45% of the outstanding units of limited partnership interests in ten McNeil Real Estate funds. In response, after fully considering his offers in accordance with our fiduciary duties, we informed unitholders that his offers were not in the best interests of either the partnerships or unitholders and we strongly recommended that they be rejected because the prices did not adequately reflect the inherent values of the units. THE HOLDERS OF MORE THAN 90% OF THE UNITS OF THESE PARTNERSHIPS AGREED THAT MR. ICAHN'S OFFER WAS INADEQUATE, REJECTED HIS OFFER AND DID NOT TENDER THEIR UNITS.

This time around Mr. Icahn is attempting to purchase any and all of the outstanding Units in eleven McNeil Real Estate funds, including the Partnership. IN RESPONSE, THE PARTNERSHIP HAS RECEIVED THE INDEPENDENT OPINION OF ITS FINANCIAL ADVISOR, CROSSON DANNIS, INC. ("CROSSON DANNIS"), THAT MR. ICAHN'S OFFER PRICE IS INADEQUATE FROM A FINANCIAL POINT OF VIEW TO UNITHOLDERS AS DISCUSSED BELOW. IN LIGHT OF ALL RELEVANT CIRCUMSTANCES, THE PARTNERSHIP DETERMINED THAT MR. ICAHN'S OFFER IS INADEQUATE, NOT IN THE BEST INTERESTS OF EITHER THE PARTNERSHIP OR UNITHOLDERS AND WE STRONGLY RECOMMEND THAT YOU REJECT
IT.   The Partnership reached this conclusion after considering a variety of factors, including, but not limited to, the following:

INDEPENDENT OPINION OF LIQUIDATION VALUE. The opinion of Crosson Dannis, dated October 3, 1996, states that the consideration offered in Mr. Icahn's offer is inadequate from a financial point of view to Unitholders compared to the Present Estimated Liquidation Value (as defined below). Crosson Dannis prepared an estimate of the present value (the "Present Estimated Liquidation Value") of a Unit based on the assumption that the Partnership commences a theoretical orderly liquidation in January 1997 and completes that liquidation
by December 1998 (the "Assumed Liquidation").   THE PRESENT ESTIMATED
LIQUIDATION VALUE FOR THE PARTNERSHIP AS OF OCTOBER 3, 1996 IS BETWEEN $.236 AND $.243 PER UNIT.
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The Present Estimated Liquidation Value represents Crosson Dannis' estimate of the present value of the gross cash distributions, approximately $0.30, that a Unitholder would receive between now and the completion of the Assumed Liquidation. It should be noted that the Present Estimated Liquidation Value does not represent an estimate by Crosson Dannis of the fair market value of a Unit.

PLANS TO LIQUIDATE THE PARTNERSHIP. In April 1996, the Partnership determined to evaluate market and other economic conditions to establish the optimum time to commence an orderly liquidation of the Partnership's assets in accordance with the terms of its partnership agreement. Taking such conditions as well as other pertinent information into account, we have determined to begin an orderly liquidation of all the Partnership's assets. Although there can be no assurance as to the timing of any liquidation due to real estate market conditions, the general difficulty of disposing of real estate, and other general economic factors, it is anticipated that such liquidation would result in the dissolution of the Partnership followed by a liquidating distribution to Unitholders by December 1998. You should know that the Partnership already has begun the process of marketing one property for sale.

LIQUIDATION AND DISSOLUTION OF MCNEIL REAL ESTATE FUND V, LTD. For example, you should be aware that last August, Mr. Icahn offered $400 per unit for McNeil Real Estate Fund V, Ltd. which was significantly below our estimate of the pro forma liquidation value of $667.30 per unit as of June 30, 1995. In response, we recommended that unitholders reject his offer because it did not reflect the inherent value of the units and was not in the best interests of either Fund V or its unitholders. Holders of approximately 97.5% of Fund V's units agreed in the fall of 1995 that Mr. Icahn's offer was inadequate, rejected his offer and did not tender their units. We are pleased to inform you that, since then, Fund V distributed $83.40 cash to unitholders (including Mr. Icahn) and, on September 10, 1996, holders of more than 75% of Fund V's units which voted approved the liquidation and dissolution of Fund V, pursuant to which it is anticipated that all unitholders will receive a cash distribution of approximately $643.07 per Unit, subject to reserves and adjustment, which closely approximates our 1995 estimate of pro forma liquidation value. TAKEN TOGETHER WITH THE CASH DISTRIBUTIONS TO UNITHOLDERS, SUCH AMOUNT IS APPROXIMATELY $326.47 PER UNIT (82%) HIGHER THAN MR. ICAHN'S 1995 OFFER PRICE. Although there can be no assurance that a similar result will occur with the Partnership or that any particular distribution per unit will be obtained, THE LIQUIDATION AND DISSOLUTION OF FUND V AND THE OPINION OF CROSSON DANNIS PROVIDE SOLID SUPPORT FOR OUR VIEW THAT MR. ICAHN'S CURRENT OFFER PRICE OF APPROXIMATELY $0.092 FOR YOUR UNITS IS INADEQUATE AND NOT IN THE BEST INTERESTS OF EITHER THE PARTNERSHIP OR UNITHOLDERS AND WE STRONGLY RECOMMEND THAT YOU REJECT IT.

Attached is the Partnership's response to Mr. Icahn's offer which has been filed with the Securities and Exchange Commission and is being mailed to all Unitholders. While we suggest you read the attached Schedule 14D-9 (the "Response") in its entirety, you should be aware that Item 4 of the Response sets forth the recommendation of the Partnership with respect to the Mr. Icahn's offer and the background and reasons for the position taken by the Partnership.

We will, of course, continue to keep you informed of significant events concerning the Partnership. In the event you have any questions concerning this letter, please contact The Herman Group, Inc. which has been retained by the Partnership to assist in our response to your inquiries, toll free at (800) 658-2007.

Very truly yours,



Donald K. Reed
McNeil Partners, L.P.
General Partner




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